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                                                            Exhibit 20
LETTER TO OUR STOCKHOLDERS

February 10, 1997

Dear Stockholder:

We have begun to turn the corner and move in a more positive direction as indicated by our earnings performance in the second quarter of fiscal 1997. In addition, we have reduced our long-term debt by $7 million as the result of cash flows generated from operations during the first two quarters of the year.

Our second quarter net income of $1,205,000, or $0.12 per share was considerably higher than the net income of $195,000, or $0.02 per share that we experienced in the second quarter of fiscal 1996. Our sales in this year's second quarter amounted to $55,249,000, down just slightly from the same period the prior year, when we had sales of $55,751,000.

Due to a first quarter net loss of $346,000, our net income for the first six months of fiscal 1997 totaled $859,000, or $0.09 per share on sales of $108,422,000. For the first six months of fiscal 1996, we had a net loss of $2,182,000, or $0.22 per share on sales of $102,911,000.

Our second quarter earnings improvement resulted primarily from a decline in grain prices compared to both the second quarter of fiscal 1996 and the first quarter of fiscal 1997, and strengthened demand for our premium wheat starch, beverage alcohol and distillers feed. The realization of an even greater improvement was partially prevented by a carryover of higher priced grain from the first quarter, and a dramatic rise in energy costs in the latter part of the second quarter due to greatly increased prices for natural gas. These factors contributed to a reduction in operational efficiencies. Since the end of the quarter, grain prices have continued to ease down toward more normal levels. Prices for natural gas have also tapered off, but remain above where they were at this time a year ago.

Demand for our vital wheat gluten continues to be suppressed by a heavy flow of gluten imports from the European Union (E.U.). In addition to seeking a negotiated solution to this problem, the Wheat Gluten Industry Council of the United States recently filed a Section 301 petition requesting that the U.S. Trade Representative investigate subsidies and other measures which allow E.U. gluten producers lopsided competitive advantages. The petition, if fav orably acted on by the Trade Representative, calls for an international panel of the World Trade Organization to examine the protectionist and predatory practices of the E.U. and could ultimately provide the U.S. with the right to implement retaliatory measures. The Wheat Gluten Council is prepare d to seek additional legal action should a satisfactory remedy not appear forthcoming. In the meantime, we are experiencing increased interest in our specialty wheat gluten products, which are being developed for value-added niche markets.

As I have previously reported, growth in the specialty gluten markets is expected to be gradual and, therefore, will not have a significant impact on our results in the near term. It was with this same understanding that we launched the development of our modified and specialty wheat starches seve ral years ago. Today, these starches account for a sizeable portion of our total starch output.




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While conditions in our alcohol markets  generally  remain healthy,  prices for food grade alcohol for beverage and industrial applications have declined since the end of the second quarter due to a combination of seasonal factors and the start-up of new production capacities throughout the industry. Increased supplies of fuel grade alcohol have caused prices in that market to soften some as well. We are prepared to meet this new competition by strengthening our operational efficiencies as grain prices continue to reach more normal levels.

Sincerely,

s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO